David W. Braswell Direct T 314.552.6631 F 314.612.2229 dbraswell@armstrongteasdale.com MISSOURI KANSAS ILLINOIS NEVADA SHANGHAI

January 24, 2013

Correspondence Filing via EDGAR

Ms. Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Cass Information Systems, Inc.

Annual Report on Form 10-K for fiscal year ended December 31, 2011

Filed March 9, 2012

Definitive Proxy on Schedule 14A

Filed March 16, 2012

Response dated January 4, 2013

File No. 000-20827

Dear Ms. Ransom:

On behalf of Cass Information Systems, Inc. (the “Company”), we have requested an extension to the Company’s response to your letter dated January 9, 2013, which was originally due on January 24, 2013. The Company’s request has been granted. As such, the Company confirms that it will file the required response within 10 business days of the extension request date, or no later than February 6, 2013.

Sincerely,

/s/ David W. Braswell

David W. Braswell

cc:	Scott Stringer/U.S. Securities and Exchange Commission Jason Niethamer/U.S. Securities and Exchange Commission Jacqueline Kaufman/U.S. Securities and Exchange Commission

ARMSTRONG TEASDALE LLP | 7700 FORSYTH BLVD., SUITE 1800, ST. LOUIS, MO 63105 T 314.621.5070 F 314.621.5065	ArmstrongTeasdale.com

January 24, 2013

Dietrich King/U.S. Securities and Exchange Commission Eric H. Brunngraber/Cass Information Systems, Inc. P. Stephen Appelbaum, Cass Information Systems, Inc.

ARMSTRONG TEASDALE LLP